1301 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
William J. Tuttle, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 202 389 3350	+1 202 389 5000	+1 202 389 5200
william.tuttle@kirkland.com
www.kirkland.com

April 3, 2024

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky

Re:	Gladstone Investment Corporation

Registration Statement on Form N-2

File No. 333-277452

Dear Ladies and Gentlemen:

On behalf of Gladstone Investment Corporation, a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement on Form N-2, filed on February 28, 2024, in a call on March 28, 2024 between Aaron Brodsky of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Fund. For your convenience, a transcription of the Staff’s comments are included in this letter, with each comment followed by the Fund’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

PROSPECTUS

Cover Page

1.	Please include cover page disclosure of special risks associated with the Fund’s non-traded Securities, as applicable.

Response: The Fund respectfully declines to include special risks associated with non-traded Securities on the cover page of the base prospectus. Consistent with both industry practice and the Fund’s historical practices, in connection with any offering of securities pursuant to the Registration Statement, the Fund will include the material risks associated with the specific securities being offered in such offering in the prospectus supplement for such offering. The Fund believes this approach to be appropriate under Rule 430B as it is not yet known the specific securities that will be offered pursuant to the Registration Statement.

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United States Securities and Exchange Commission

April 3, 2024

2.	Please include an offering table on the cover page as required by Form N-2 Item 1.1.g.

Response: Given that neither the price to the public nor the sales load will be known or reasonably available until a specific offering is contemplated, the Fund has omitted the table required by Item 1.1.g of Form N-2 in reliance on Rule 430B under the Securities Act. Consistent with both industry practice and the Fund’s historical practice, in connection with any offering of securities pursuant to the Registration Statement, the Fund will include the table required by Item 1.1.g of Form N-2 in the prospectus supplement for such offering.

Use of Proceeds

3.	Please state the approximate amount of proceeds that the Fund intends to use for each listed purpose as required by Item 7.1.g of Form N-2.

Response: Given that the use of proceeds will depend upon the amount of proceeds from a specific offering as well as the timing of such offering, the Fund declines to include the approximate amount of proceeds for each purpose listed in the Registration Statement in reliance on Rule 430B under the Securities Act. Consistent with both industry practice and the Fund’s historical practice, in connection with any offering of Securities pursuant to the Registration Statement, the Fund will include the amount of proceeds expected from such offering, the intended use thereof and, if there is more than one intended use, the approximate amount of proceeds intended to be used for each such purpose.

Dividend Reinvestment Plan (DRIP)

4.	Please briefly disclose the following:

•	method of determining the number of shares that will be distributed instead of a cash dividend;

Response: As an initial matter, the Fund respectfully notes that, unlike many publicly traded BDCs, the DRIP disclosed in the Registration Statement is not the Fund’s DRIP, but rather one offered by the Fund’s transfer agent without any involvement from the Fund. However, the Fund notes that the referenced disclosure provides the following relevant information: “After [the Fund] declare[s] a dividend, the plan agent will, as agent for the participants, receive the cash payment and use it to buy common stock on Nasdaq or elsewhere for the participants’ accounts. The price of the shares will be the weighted average price of all shares purchased by the plan agent on such trade date or dates.”

•	if applicable, that an investor holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP; and

United States Securities and Exchange Commission

April 3, 2024

Response: The Fund respectfully notes that this item is not applicable to the DRIP, as the DRIP only applies to shares registered in the stockholder’s name.

•	if a cash purchase plan option is available, any minimum or maximum investment required.

Response: The Fund respectfully submits that this item is not applicable to the DRIP.

Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws.

5.	With respect to the provisions of the Fund’s certificate of incorporation or bylaws that may delay or deter a change of control, please discuss the following:

•	the rationale for adopting such provision;

•	the potential positive and negative effects of the provision;

•	whether the voting requirements to change such provision are higher than those imposed by federal or state law; and

•	whether the Board has considered the provision and determined it is in the best interest of the Fund’s stockholders.

Response: As an initial matter, the Fund’s amended and restated certificate of incorporation (the “Amended Certificate”) was adopted by both the Board and the Fund’s stockholders in 2005. In addition, the Fund’s Amended and Restated Bylaws (the “Amended Bylaws”) were adopted by the Board in 2005.1 At that time, the Board considered the provisions of the Amended Certificate and Amended Bylaws and we understand that the Board determined that such provisions were in the best interest of the Fund’s stockholders. Against that backdrop, set forth below is a discussion of the provisions of the Amended Certificate or Amended Bylaws that may delay or deter a change of control of the Fund:

•

Classification of the Board. The purpose (and the intended positive effect) of the provisions of the Amended Certificate and Amended Bylaws providing for a classified board of directors is to ensure the continuity and stability of the Fund’s management and policies. As the Board is divided into three classes with staggered terms, with the term of only one class expiring each year, at least two annual meetings of stockholders would be required to effect a change in a majority of the Board, which would help guard against abrupt changes in the Fund’s management and policies, as well as certain events of defaults under certain types of borrowing arrangements commonly used in the funds industry. However, the greater time and effort needed to change the composition of the Board could also have the negative effect of delaying, deferring or preventing a tender offer or an attempt to change control of the Fund or another transaction that might involve a premium price for the Fund’s common stock or that is otherwise in the best interest of the Fund’s stockholders.

[1]	The Fund’s bylaws were further amended and restated in 2020, but all provisions relevant to this response were adopted as part of the Amended Bylaws in 2005.

United States Securities and Exchange Commission

April 3, 2024

•

Ability to Issue Preferred Stock. The Amended Certificate gives the Board the authority, without further action by stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, and liquidation preference, any or all of which may be greater than the rights of the common stock. The purpose (and the intended positive effect) of this provision is to provide the Fund with flexibility to raise additional capital quickly in response to market conditions. However, the provision would also allow the Board to authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Fund’s common stock or otherwise be in their best interest.

•

Advance Notice Provision. The Amended Certificate provides that advance notice of stockholder nominations for the election of directors and of business to be brought before stockholder meetings must be provided in accordance with the Fund’s bylaws. The Amended Bylaws in turn provide the procedures for such advance notification. The purpose (and the intended positive effect) of requiring stockholders to give advance notice of nominations and other business is to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly conduct of stockholder meetings. While the Amended Certificate and Amended Bylaws do not give the Board the power to disapprove of stockholder nominations or other proposal, the extra time and effort required by these advance notice provisions could discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, even if such nominees or proposals might otherwise be beneficial to the Fund or its stockholders.

Voting Requirements

Under the Amended Certificate, any amendment to the above provisions would require the affirmative vote of a majority of the outstanding shares of the Fund’s common stock. This is the same standard generally required under Delaware law for amendments to a corporation’s certificate of incorporation. As a result, any proposed amendment to the foregoing provisions of the Amended Certificate would require significant time and expenditure by the Fund, including preparation and filing of a proxy statement, addressing any Staff comments and printing, mailing and solicitation costs. Moreover, there would be no certainty regarding the outcome of such a stockholder vote, given the high voting standard.

United States Securities and Exchange Commission

April 3, 2024

Share Repurchases (Page 38)

6.

Does the Fund have a specific plan in mind with respect to the potential share repurchases discussed here and elsewhere in the Prospectus? If so, please provide additional detail regarding the timing and terms of any such plans.

Response: The Fund supplementally confirms that it currently does not have any specific plan with respect to potential share repurchases.

7.	If any such share repurchases were open market purchases, how would the price be determined.

Response: As noted above, the Fund does not currently have any specific plans regarding potential share repurchases. However, if the Fund were to repurchase shares in the open market, the Fund would expect the price to be determined by the then current trading price of the shares of the Fund’s common stock on Nasdaq.

PART C – OTHER INFORMATION

Item 28. Persons Controlled by or Under Common Control

8.	Please supplementally explain if the Fund will use any subsidiary primarily controlled by the Fund to engage in investment activities in securities or other assets. We may have additional comments.

Response: The Fund supplementally confirms that it does not currently, and does not intend to, use any subsidiary primarily controlled by the Fund to engage in investment activities in securities or other assets.

* * * * * * *

United States Securities and Exchange Commission

April 3, 2024

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle, P.C.
William J. Tuttle, P.C.

cc:	David Gladstone, Gladstone Investment Corporation

Michael LiCalsi, Gladstone Investment Corporation

Rachael Easton, Gladstone Investment Corporation

Erin M. Lett, Kirkland & Ellis LLP